                                                                               .
                                                                               .
                                                                               .

                                                                    Exhibit 99.3

CONTACTS:

LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:             US MEDIA CONTACT
Corporate Communications            Eliza Walsh                         Jennifer Taylor
Grace Tse                           Mansfield Communications Inc.       Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380        Tel: (416) 599-0024                 Tel: (212) 370-5045
Email: ir@lorusthera.com            Email: eliza@mcipr.com              Email: jennifer@mcipr.com

      LORUS ANNOUNCES INITIATION OF PHASE II CLINICAL PROGRAM FOR GTI-2501
              WITH DOCETAXEL IN HORMONE REFRACTORY PROSTATE CANCER

TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, DECEMBER 23, 2003 - Lorus Therapeutics announced today that the clinical study for GTI-2501for the treatment of hormone refractory prostate cancer has been initiated at the Toronto Sunnybrook Regional Cancer Centre. GTI-2501 will be administered in combination with docetaxel. The principal investigator for this study is Dr. Scott Berry, and the co-investigator is Dr. Laurence Klotz. Both clinicians are considered to be leaders in prostate cancer research.

This collaboration between a leading Ontario research centre and an Ontario-based innovative biopharmaceutical company is consistent with provincial and federal policy to encourage novel clinical development in Canada. This marks the first clinical trial of GTI-2501 in Canada, following the successful conclusion of a Phase I clinical trial this year in the US.

GTI-2501 is an antisense drug that specifically targets the R1 component of ribonucleotide reductase, which is required for DNA synthesis and cell division. GTI-2501 has also shown marked antitumor activity in a wide variety of preclinical cancer models, including prostate cancer.

This clinical trial will investigate the safety and efficacy of GTI-2501 in combination with docetaxel, an active chemotherapy in hormone refractory prostate cancer.

According to the Canadian Cancer Society and National Cancer Institute of Canada statistics, prostate cancer is second only to lung cancer in the number of deaths among men in Canada, about 4,300 deaths per year, and is the most prevalent cancer in men. Once advanced prostate cancer stops responding to hormonal therapies, treatment options are limited so the development of new treatments is essential.

                                     (more)

"We are very pleased to be expanding our clinical program for GTI-2501 to a major Canadian clinical research institution," said Dr Jim Wright, CEO of Lorus Therapeutics. "Maintaining quality of life is a key concern when treating prostate cancer. Based on preclinical and early human studies with GTI-2501, we believe that it will be well tolerated as a combination chemotherapy with potential for clinical efficacy in this challenging disease."

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Forward Looking Statements
Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

                                      -30-